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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Eagle Rock Energy Partners, L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests, No Par Value
(Title of Class of Securities)
26985R 10 4
(CUSIP Number)
October 27, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	217202100

1	NAMES OF REPORTING PERSONS: Robert J. Raymond

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1):
BENEFICIALLY
OWNED BY		1,348,581

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER(1):

		1,348,581

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1):

	1,348,581

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2):

	6.48%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2)	Based on 20,817,945 common units outstanding as of November 14, 2006, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	217202100

1	NAMES OF REPORTING PERSONS: RR Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1):
BENEFICIALLY
OWNED BY		1,348,581

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER(1):

		1,348,581

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1):

	1,348,581

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2):

	6.48%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2)	Based on 20,817,945 common units outstanding as of November 14, 2006, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	217202100

1	NAMES OF REPORTING PERSONS: RCH Energy MLP Fund GP, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1):
BENEFICIALLY
OWNED BY		630,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER(1):

		630,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1):

	630,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2):

	3.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1)	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2)	Based on 20,817,945 common units outstanding as of November 14, 2006, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	217202100

1	NAMES OF REPORTING PERSONS: RCH Energy MLP Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1):
BENEFICIALLY
OWNED BY		620,666

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER(1):

		620,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1):

	620,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2):

	2.98%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1)	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2)	Based on 20,817,945 common units outstanding as of November 14, 2006, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	217202100

1	NAMES OF REPORTING PERSONS: RCH Energy MLP Fund-A, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1):
BENEFICIALLY
OWNED BY		9,576

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER(1):

		9,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1):

	9,576

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2):

	0.05%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1)	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2)	Based on 20,817,945 common units outstanding as of November 14, 2006, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	217202100

1	NAMES OF REPORTING PERSONS: RCH Energy Opportunity Fund I GP, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:(1)
BENEFICIALLY
OWNED BY		718,339

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER(1):

		718,339

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1):

	718,339

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2):

	3.45%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1)	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2)	Based on 20,817,945 common units outstanding as of November 14, 2006, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No.	217202100

1	NAMES OF REPORTING PERSONS: RCH Energy Opportunity Fund I, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1):
BENEFICIALLY
OWNED BY		718,339

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER(1):

		718,339

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1):

	718,339

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2):

	3.45%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

(1)	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2)	Based on 20,817,945 common units outstanding as of November 14, 2006, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2006.

Item 1(a).	Name of Issuer.

Eagle Rock Energy Partners, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

14950 Heathrow Forest Parkway, Suite 111 Houston, Texas 77032

Item 2(a).	Names of Persons Filing.

Robert J. Raymond
RR Advisors, LLC
RCH Energy MLP Fund GP, L.P.
RCH Energy MLP Fund, L.P.
RCH Energy MLP Fund-A, L.P.
RCH Energy Opportunity Fund I GP, L.P.
RCH Energy Opportunity Fund I, L.P.

Item 2(b).	Address or Principal Business Office or, if none, Residence.

Principal business office for all reporting persons:

200 Crescent Court, Suite 1060
Dallas, Texas 75201

Item 2(c).	Citizenship.

Robert J. Raymond is a citizen of the United States.

RR Advisors, LLC is a Delaware limited liability company.

Each of RCH Energy MLP Fund GP, L.P., RCH Energy MLP Fund, L.P., RCH Energy MLP Fund-A, L.P., RCH Energy Opportunity Fund I GP, L.P. and RCH Energy Opportunity Fund I, L.P. is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities.

Common Units Representing Limited Partner Interests

Item 2(e).	CUSIP Number.

26985R 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

With respect to the disclosure set forth in this Item 4., each reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person. The percent of class provided for each reporting person below is based on 20,817,945 common units outstanding as of November 14, 2006, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2006.

1.	Robert J. Raymond

	a.	Amount beneficially owned: 1,348,581

	b.	Percent of class: 6.48%

	c.	Number of units as to which the person has:

		i.	Sole power to vote or to direct the vote: 0

		ii.	Shared power to vote or to direct the vote: 1,348,581

		iii.	Sole power to dispose or to direct the disposition of: 0

		iv.	Shared power to dispose or to direct the disposition of: 1,348,581

2.	RR Advisors, LLC

	a.	Amount beneficially owned: 1,348,581

	b.	Percent of class: 6.48%

	c.	Number of units as to which the person has:

		i.	Sole power to vote or to direct the vote: 0

		ii.	Shared power to vote or to direct the vote: 1,348,581

		iii.	Sole power to dispose or to direct the disposition of: 0

		iv.	Shared power to dispose or to direct the disposition of: 1,348,581

3.	RCH Energy MLP Fund GP, L.P.

	a.	Amount beneficially owned: 630,242

	b.	Percent of class: 3.03%

	c.	Number of units as to which the person has:

		i.	Sole power to vote or to direct the vote: 0

		ii.	Shared power to vote or to direct the vote: 630,242

		iii.	Sole power to dispose or to direct the disposition of: 0

		iv.	Shared power to dispose or to direct the disposition of: 630,242

4.	RCH Energy MLP Fund, L.P.

	a.	Amount beneficially owned: 620,666

	b.	Percent of class: 2.98%

	c.	Number of units as to which the person has:

		i.	Sole power to vote or to direct the vote: 0

		ii.	Shared power to vote or to direct the vote: 620,666

		iii.	Sole power to dispose or to direct the disposition of: 0

		iv.	Shared power to dispose or to direct the disposition of: 620,666

5.	RCH Energy MLP Fund-A, L.P.

	a.	Amount beneficially owned: 9,576

	b.	Percent of class: 0.05%

	c.	Number of units as to which the person has:

		i.	Sole power to vote or to direct the vote: 0

		ii.	Shared power to vote or to direct the vote: 9,576

		iii.	Sole power to dispose or to direct the disposition of: 0

		iv.	Shared power to dispose or to direct the disposition of: 9,576

6.	RCH Energy Opportunity Fund I GP, L.P.

	a.	Amount beneficially owned: 718,339

	b.	Percent of class: 3.45%

	c.	Number of units as to which the person has:

		i.	Sole power to vote or to direct the vote: 0

		ii.	Shared power to vote or to direct the vote: 718,339

		iii.	Sole power to dispose or to direct the disposition of: 0

		iv.	Shared power to dispose or to direct the disposition of: 718,339

7.	RCH Energy Opportunity Fund I, L.P.

	a.	Amount beneficially owned: 718,339

	b.	Percent of class: 3.45%

	c.	Number of units as to which the person has:

		i.	Sole power to vote or to direct the vote: 0

		ii.	Shared power to vote or to direct the vote: 718,339

		iii.	Sole power to dispose or to direct the disposition of: 0

		iv.	Shared power to dispose or to direct the disposition of: 718,339

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Limited partners of RCH Energy MLP Fund GP, L.P., RCH Energy MLP Fund, L.P., RCH Energy MLP Fund-A, L.P., RCH Energy Opportunity Fund I GP, L.P. and RCH Energy Opportunity Fund I, L.P. indirectly participate in the receipt of dividends from, and proceeds from the sale of, the common units.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.
     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: December 12, 2006	/s/ Robert J. Raymond

Robert J. Raymond

RR ADVISORS, LLC

	By:	/s/ Robert J. Raymond

	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY MLP FUND GP, L.P.

By: RR Advisors, LLC, its General Partner

	By:	/s/ Robert J. Raymond

	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY MLP FUND, L.P.

By: RCH Energy MLP Fund GP, L.P., its General Partner

By: RR Advisors, LLC, its General Partner

	By:	/s/ Robert J. Raymond

	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY MLP FUND-A, L.P.

By: RCH Energy MLP Fund GP, L.P., its General Partner

By: RR Advisors, LLC, its General Partner

	By:	/s/ Robert J. Raymond

	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY OPPORTUNITY FUND I GP, L.P.

By: RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond

Name:	Robert J. Raymond
Title:	Sole Member

RCH ENERGY OPPORTUNITY FUND I, L.P.

By: RCH Energy Opportunity Fund I GP, L.P., its General Partner

By: RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond

Name:	Robert J. Raymond
Title:	Sole Member